DSPG Letterhead

May 20, 2011

By Edgar Transmission

and Overnight Delivery

Brian Cascio

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	DSP Group, Inc.
Commission File No. 000-23006
Form 10-K for the Fiscal Year Ended December 31, 2010

Dear Mr. Cascio:

In connection with the letter dated April 28, 2011 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual report, DSP Group, Inc., a Delaware corporation (the “Company”), is providing you with the following information and comments in response to the Comment Letter.

The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Comment Letter.

Form 10-K for the year ending December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

Business Overview, page 34

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Two

1.	We note your disclosure that sales of DECT 6.0 products in the U.S. market increased from $78.8 million for 2009 to $84.2 million for 2010. Please tell us, with a view toward clarified future disclosure, how the referenced disclosure reconciles with the tabular breakdown shown on pages 39 and 84, which attribute lower amounts of revenue to the U.S.

Response: The Company supplementally advises the Staff that the referenced tables on pages 39 and 84 set forth the split of the Company’s revenues for all of its product lines based on the geographical locations of its customers. The tables do not set forth the split of the Company’s revenues based on the geography of the ultimate sale of the Company’s product lines. DECT 6.0 is one of the Company’s product lines for which the end products sold by the Company’s customers are sold in the U.S. but revenues generated by the Company in the U.S. do not necessarily include DECT 6.0. To provide more information and given that sales of DECT 6.0 generated greater than 10% of the Company’s revenues for fiscal years 2010, 2009 and 2008, the Company separately on page 34 of the MD&A section disclosed the revenues specifically generated by sales of the DECT 6.0 for the relevant fiscal years. In essence the textual and tabular disclosures that the Staff referenced above provide different information about the Company’s revenues (location of the Company’s customers in the table and revenues from 10% or more product lines in the textual disclosure). In consideration of the Staff’s comment, the Company has revised the heading for the relevant table in the MD&A section of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 filed with the Commission on May 10, 2011 (the “Form 10-Q”) and will revise the heading for the referenced tables in future filings as well to avoid any confusion.

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 57

2.	We note that you present the proceeds from maturity and sale of marketable securities and deposits as one item in cash flows from investing activities. Please tell us how you considered the guidance from FASB ASC 320-10-45-11 in assessing whether you should separately present cash flows from sales and cash flows from maturities of available for sale securities.

Response: The Company supplementally advises the Staff that proceeds from maturity and sale of marketable securities and deposits were $73,032,000, $55,461,000 and $89,438,000 for the years 2010, 2009 and 2008, respectively; out of which $25,352,000, $17,206,000 and $13,413,000 for the years 2010, 2009 and 2008, respectively, relate to the sale of available-for-sale of marketable securities, $35,180,000, $22,705,000 and $76,025,000 for the years 2010, 2009 and 2008, respectively, relate to the maturity of available-for-sale of marketable securities and $12,500,000, $15,550,000 and $0 for the years 2010, 2009 and 2008, respectively, relate to proceeds from maturity of deposits.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Three

In consideration of the Staff’s comment, the Company revised its disclosure relating to marketable securities and deposits in the Form 10-Q so that proceeds presented in cash flows from financing activities from maturity of available-for-sale marketable securities, sale of available-for-sale marketable securities and maturity of deposits were presented separately (including prior periods presentation) and will also separate out the presentation in future filings, as applicable.

Note 2. Significant Accounting Policies, page 60

Investments in Other Companies, page 63

3.	You disclose that you hold a 30% interest in another company accounted for by the cost method. In light of the ownership interest, please tell us how you considered the guidance from FASB ASC 323-10 in assessing whether the equity method of accounting is appropriate.

Response: The Company supplementally advises the Staff that in November 2009, it entered into a share purchase agreement (“SPA”) with the referenced company (“Referenced Company”), a development stage company, whereby the Company invested $2.2 million in return for Referenced Company’s Series B Preferred Shares that constituted at the time of investment 32.7% of Referenced Company’s total voting shares (30.5% on a fully diluted as converted basis).

FASB ASC 323-10 (formerly EITF 02-14) requires an investor to apply the equity method of accounting when the investor has:

i.	The ability to exercise significant influence over the operating and financial policies of the investee, and

ii.	An investment in common stock and/or in-substance common stock of the investee.

ASC 323-10-15-13 provides that “…in-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock.” ASC 323-10-15-13 further states “If the investor determines that any one of the following characteristics indicates that an investment in an entity is not substantially similar to an investment in that entity’s common stock, the investment is not in-substance common stock.” The characteristics are detailed in paragraphs a through c of ASC 323-10-15-13.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Four

Paragraph ASC 323-10-15-13(a) details the subordination characteristic: “An investor shall determine whether the investment has subordination characteristics that are substantially similar to that entity’s common stock. If an investment has a substantive liquidation preference over common stock, it is not substantially similar to the common stock. However, certain liquidation preferences are not substantive. An investor shall determine whether a liquidation preference is substantive.”

Referenced Company’s Series Preferred B Shares have the following liquidation preference rights before any other class of shares: an amount for each Series Preferred B Share equal to the original purchase price per share of such share plus interest of 6% per annum, compounding, from the date of issuance, to the date of the actual payment, plus any unpaid dividends previously declared, but less any dividend relating to the Series Preferred B Shares previously distributed in preference.

Referenced Company further has adequate subordinated equity. The Company refers to paragraph ASC 323-10-15-13(a) which states: “a stated liquidation preference is not substantive if the investee has little or no subordinated equity (for example, common stock) from a fair value perspective. A liquidation preference in an investee that has little or no subordinated equity from a fair value perspective is non-substantive because, in the event of liquidation, the investment will participate in substantially all of the investee’s losses.” According to a valuation performed by a third party consultant (the “Valuation”), the fair value of Referenced Company’s ordinary shares (the terminology used by Referenced Company is ordinary shares but they are comparable to common stock) is valued at around 30% of the fair value of the Series Preferred B Shares. According to the Valuation, the fair value of Referenced Company’s ordinary shares is approximately 23.4% of Referenced Company’s total equity fair value. This illustrates that Referenced Company has significant subordinated equity. Therefore the liquidation preference is considered to be substantive.

As explained above, the fair value perspective indicates that the stated liquidation preference of the Series B Preferred Shares is substantive because Referenced Company has substantive subordinated equity in the form of ordinary shares. Therefore, the characteristic indicates that the Company’s investment in Referenced Company’s Series Preferred B Shares is not substantially similar to an investment in Referenced Company’s ordinary shares.

Based on the above discussion, the Company believes that its investment in Referenced Company’s Series Preferred B Shares is not in substance ordinary shares according to paragraph ASC 323-10-15-13(a) and therefore the characteristics ASC 323-10-15-13(b) and (c) do not need to be considered. Accordingly, since the Company’s investment in Referenced Company is not that of common stock or securities that are in-substance common stock, the equity method of accounting in accordance with ASC 323-10 should not be applied and the investment should be accounted for in accordance with the cost method.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Five

According to ACS 323-10-15-16, the initial determination of whether an investment is substantially similar to common stock shall be made on the date on which the investor obtains the investment if the investor has the ability to exercise significant influence over the operating and financial policies of the investee. That determination shall be reconsidered if any of the following occurs:

a. The contractual terms of the investment are changed resulting in a change to any of its characteristics described in paragraph 323-10-15-13 and the preceding paragraph;

b. There is a significant change in the capital structure of the investee, including the investee’s receipt of additional subordinated financing; or

c. The investor obtains an additional interest in an investment in which the investor has an existing interest.

The Company performed the above mentioned analysis under ASC 323-10-15-13 as of December 31, 2009. Since none of the above events occurred during 2010, there was no requirement for further analysis subsequent to that date.

Revenue Recognition, page 65 –

4.	Your revenue policy disclosure cites the four general criteria from SAB Topic 13. Please tell us, with a view toward disclosure in future filings how you apply each of the four criteria you outline in your specific circumstances. For instance, clarify what you consider to be persuasive evidence of an arrangement, clarify how you determine that the sales price is fixed and determinable, clarify when title passes, identify when you consider delivery to have occurred and disclose how you determine collectability is reasonably assured.

Response: In response to the Staff’s comment, the Company will include in its revenue policy disclosure in its Annual Report on Form 10-K for the year ending December 31, 2011 (the “Form 10-K”) as well as other future filings, if appropriate, how each revenue recognition criteria from SAB Topic 13 is applied in the Company’s specific circumstances. The Company supplementally advises the Staff of the following in relation to the four revenue recognition criteria:

Persuasive evidence of an arrangement exists. The Company’s sales arrangements with customers are pursuant to written documentation, either a written contract or written purchaser order. The actual documentation used is dependent on the business practice with each customer. Therefore, the Company determines that persuasive evidence of an arrangement exists with respect to a customer when it has a written contract or a written purchase order from the customer.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Six

Delivery has occurred. Each written documentation relating to a sales arrangement specifically sets forth when risk and title are being transferred (based on the agreed international commercial terms published by International Chamber of Commerce, or “INCOTERMS”). Therefore, the Company determines that risk and title are transferred to the customer when the terms of the written documentation based on the applicable INCOTERMS are satisfied and thus delivery of its products has occurred.

Separately, the Company has consignment inventory which is held for specific customers at the customers’ premises. It recognizes revenue on the consigned inventory when the customer consumes the products from the warehouse, as that is when, per the consignment inventory agreements, risk and title pass to the customer and the products are deemed delivered to the customer.

Fee is fixed or determinable. Pursuant to the customer agreements, the Company does not provide any price protection, stock rotation, right of return and/or other discount programs and thus the fee is considered fixed and determinable upon execution of the written documentation with the customers. Additionally, payments that are due within the normal course of the Company’s credit terms, which are currently no more than four months from the contract date, are deemed to be fixed and determinable based on the Company’s successful collection history for such arrangements.

Collectibility is reasonably assured. The Company determines whether collectibility is reasonably assured on a customer-by-customer basis pursuant to its credit review policy. The Company typically sells to customers with whom it has a long-term business relationship and a history of successful collection. A significant number of the Company’s customers are also large original equipment manufacturers with substantial financial resources. For a new customer, or when an existing customer substantially expands its commitments, the Company evaluates the customer’s financial position, the number of years the customer has been in business, the history of collection with the customer and the customer’s ability to pay and typically assigns a credit limit based on that review. The Company increases the credit limit only after it has established a successful collection history with the customer. If the Company determines at any time that collectability is not reasonably assured under a particular arrangement based upon its credit review process, the customer’s payment history or information that comes to light about a customer’s financial position, it recognizes

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Seven

revenue under that arrangement as customer payments are actually received. The historical data of the immaterial amount of bad debt the Company has incurred illustrates that the Company’s judgment about, and review process relating to, collectability from its customers are sound.

5.	We see that you defer product revenues on shipments to distributors until sell through to an end user. Describe to us, with a view toward expanded future disclosure, the substantive features of the arrangements with distributors in sufficient detail to explain the rationale for the disclosed accounting policy. Also, clarify the financial statement presentation prior to sell-through. In that regard:

•

Tell us about price protection arrangements and other discount programs, and return and stock rotation rights associated with distributor shipments. Please also address your ability to estimate the impact of these matters in advance of sell-through.

•

Describe how you account for and present transactions with distributors in the financial statements prior to sell-through and revenue recognition. For instance, clarify whether you record a receivable and relieve inventory prior to sell through by a distributor, including a description of the underlying basis for your practices.

Response: The Company supplementally advises the Staff that the Company does not provide price protection, stock rotation and/or other discount programs, or return rights associated with shipments to distributors. Notwithstanding this, the Company views that based on its arrangements with its distributors, as further explained below, the substance of such arrangements is that of a consignment and thus delivery of goods is not deemed to have occurred solely upon delivery to the distributors. Therefore, since one of the four revenue recognition criteria is not met, the Company does not recognize revenues until the products are sold to end-user customers.

The Company views its distributor arrangements as that of consignment because, although the actual sales are conducted through the distributors and title for the products passes to the distributors upon delivery, the Company’s primary business relationships and responsibilities are directly with the end-user customers, as follows:

•	The Company is actively engaged in the determination and development of product specifications together with the end-user customers;

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Eight

•	From the end–user customer’s perspective, the Company is directly liable for quality assurance of its products, as well as, for matters related to intellectual property infringements;

•	The Company usually communicates directly with the end-user customers on sales forecast and ordering schedules; and

•	The distributors report the outstanding inventory balance at the end of each month to the Company.

The above facts indicate that the Company’s arrangements with its distributors are that of consignment sales and that although legally title passes to the distributors, in substance, inventory is simply being transferred to another location for sale to the end-user customers. Therefore, the Company recognizes revenues from distributors under the “sell-through” method. As a result, revenue is deferred at the time of shipment to the distributors and is recognized only when the distributors sell the products to the end-user customers.

Prior to recognizing the revenues under the “sell through” method with respect to its distributors, the Company defers the associated cost of goods sold and presents it on its consolidated balance sheet under the inventory caption (as of December 31, 2010 and 2009 amounted to $230,000 and $135,000, respectively). Portion of the amount that were paid by the distributors are recorded as deferred revenues and are presented in the current liabilities caption on the Company’s consolidated balance sheet and portion of the amount that were unpaid at the date of the consolidated balance sheet by the distributers are deducted from the accounts receivable balance (as of December 31, 2010 and 2009, the aggregate deferred revenue amounts and the amounts deducted from accounts receivable amounted to $548,000 and $418,000, respectively).

The Company believes this presentation appropriately reflects the true economics of its arrangement with distributors and general industry practices, and is consistent with SAB Topic 13, Item A. “Selected Revenue Recognition Issues,” Part 3 “Delivery and Performance.” (ASC Topic 605-10-S99).

In response to the Staff’s comment, the Company will include in the Form 10-K, as well as other future filings, if appropriate, additional details about the accounting for its distributor relationships.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Nine

Note 9, Pension Liabilities, page 73

6.	We note that pension obligations in Germany were partially outsourced in 2010 and that outsourced obligations are now accounted for as a defined contribution arrangement. Please describe to us the nature and terms of the outsourcing arrangement, including the accounting impact. Please also clarify the basis in GAAP for the accounting.

Response: The Company supplementally advises the Staff that its pension obligation in Germany relating to the unvested pension claims (future service) of the employees were outsourced in November 2010 to a third party (“Support Fund”). According to the outsourcing agreement, from the date of outsourcing, the pension claims related to future service periods will be funded by the Support Fund for each employee (unvested claims), while the Company remains liable for pension claims related to service periods prior to the outsourcing agreement (vested claims). Furthermore, from the outsourcing date, the Company is required to pay premiums to the Support Fund. Payment of future pension claims will be made by the Company with respect to periods prior to the outsourcing date and by the Support Fund with respect to periods following the outsourcing date. Premiums are only required to be paid to the Support Fund until an employee’s employment terminates or an employee retires.

The outsourced obligations are treated as a defined contribution plan in accordance with ASC 715 “Compensation—Retirement Benefits”. The Company will not be liable for any pension obligations incurred for service after the outsourcing date.

For fiscal year 2010, there was no accounting impact related to the outsourcing as this event took place at the end of the year. For fiscal year 2010, the Company continued the recognition of service costs until December 31, 2010 based on the assumptions and calculations that were taken into consideration at the beginning of fiscal year 2010. Total service costs for 2010 were immaterial and amounted to $46,000. Service costs from the date of outsourcing to December 31, 2010 were immaterial and amounted to less than $10,000.

The pension liability prior to the outsourcing, which relates to the employees’ vested claims with each year of service, will remain on the Company’s consolidated balance sheet and will be updated every year in order to reflect the correct discounted amount of the future payments that are related to the vested claims.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Ten

7.	In future filings please provide the narrative description of investment policies and the basis for the expected return on plan assets as described in FASB ASC 715-20-50-Id.

Response: The Staff’s comment is duly noted, and the Company will revise its disclosure accordingly in the Form 10-K as well as other future filings, if appropriate.

8.	In future filings please separately present the assumptions used to measure the benefit obligation and the net benefit cost. Refer to FASB ASC 715-20-50-1k.

Response: The Staff’s comment is duly noted, and the Company will revise its disclosure accordingly in the Form 10-K as well as other future filings, if appropriate.

Note 9A. Controls and Procedures, page 93

9.	We see that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask you to provide us with information that will help us answer the following questions.

Tell us how you evaluate and assess internal control over financial reporting.

a.	In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Response: The Company supplementally advises the Staff that it uses the framework established by the Committee of Sponsoring Organizations of the Treadway Commission for defining internal control, assessing its internal control over financial reporting and implementing Section 404 of the Sarbanes-Oxley Act of 2002. In accordance with this framework, the Company conducts risk assessment of its activities at all locations where its businesses operate to identify potential risks and establish controls to address financial reporting risks.

First and foremost, although the Company operates at several locations worldwide, its executive management team and key finance personnel (including the Chief Financial Officer, VP of Finance and Corporate Controller and Assistant Corporate Controller) are all located at one location in Israel. The Company also applies its internal control over financial reporting at this location in Israel as all the significant processes involved to ensure the reliability of financial reporting occur at this location, including the preparation of the consolidated financial statements, which includes the review and assessment of critical

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Eleven

accounting policies applicable to the Company such as revenue recognition and complex accounting issues such as goodwill impairment assessment and intangible assets accounting, reconciliation of intercompany accounts, consolidation of the financial statements, and preparation of filings with the Commission. Operational sites outside of Israel conduct simple and minimal accounting matters such as simple bookkeeping, books closing on a monthly basis, simple accruals creation, etc. The centralized location facilitates effective communication among the key staff directly involved in the preparation of the consolidated financial statements, assessment of the potential risks and establishment of controls to address financial reporting risks, thereby facilitating the overall evaluation of the Company’s internal control over financial reporting.

In addition to centralizing the evaluation of the Company’s internal control over financial reporting, the Company implements procedures and has established controls to address financial reporting risks that are relevant to all locations where it operates, including those discussed below:

•

The finance personnel at all locations consult on a regular basis with the executive management team and key finance personnel located in Israel and get guidance from them on significant accounting matters, such as revenue recognition, bonus accrual, sales commission accrual, deferred taxes, tax accrual and inventory reserves, to ensure that transactions are recorded accurately. In addition, documentation relating to significant transactions if conducted outside of Israel is reviewed by key finance personnel in Israel.

•

Key finance personnel in Israel conduct regular conference calls with the relevant finance personnel at the Company’s other operational sites on certain specific accounting matters such as revenue recognition, customer receivables and collections, and cash flow analysis. On such calls, the key finance personnel in Israel update local finance personnel on new accounting guidance and changes, if any, with respect to the Company’s policies and procedures.

•

Regular communication between key finance personnel in Israel and the local financial personnel ensure that key financial assessment objectives and critical accounting issues applicable to the Company are clearly communicated throughout the Company’s worldwide operations.

•

Key finance personnel in Israel get monthly financial reports from all of the local finance personnel along with accounts closing packages completed in a manner based on specifications defined in advance by the key finance personnel. The key finance personnel then review those reports and the month-end reporting

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Twelve

packages and verify the accuracy of the bookkeeping and reports relating to the operational sites outside of Israel based on a comparison to the previous monthly reports, the Company’s budget, as well as a review of the relevant customer, supplier and employment agreements. Only upon satisfactory verification, the reports are entered into the consolidated reports maintained in Israel.

•

The Company has specific written procedures for all processes connected with internal control over financial reporting, both at the corporate level and for all the significant processes relating to the Company’s business at all of its operational sites. The ability of local finance personnel to review these written procedures, in addition to regular check-ups by the key finance personnel in Israel, reinforces the Company’s procedures for controls and risk assessment and mitigation. These procedures also are tested and evaluated on a yearly basis and updated as necessary to conform to any changes in the Company’s business and operational changes.

•

Some of the processes associated with the Company’s business involve different functions and personnel within the company such as revenue recognition and sales administration which involve the finance, sales and legal departments. The Company is mindful of the controls challenges associated with these cross-functional processes. As a result, operational control of these processes are all done in Israel and all key personnel within the functional departments that have the full oversight responsibility are located in Israel.

b.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: The Company supplementally advises the Staff that it does have an internal audit function which it conducts with assistance from a third party provider as discussed below. This internal audit function allows the Company to evaluate the design and operating effectiveness of its internal control over financial reporting, document the results of such evaluation and correct any deficiencies uncovered by such evaluation. To assist the Company with the internal audit function, evaluate its internal control over financial reporting and address financial reporting risks at the various locations it operates, the Company has engaged a third-party Israeli firm to assist with internal auditing services (the “EWA”) (see also response to Question 9(f)). With the assistance and support of EWA, the Company implements the internal audit function and internal control over financial reporting through oversight on three levels as follows:

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Thirteen

With the assistance and support of EWA, the Company implements the internal audit function and internal control over financial reporting through oversight on three levels as follows:

1.	Entity level controls documentation and testing

In order to ascertain the effective design and operation of the management-level controls, the Company with the assistance of EWA prepares a detailed entity level control analysis, which documents the entity-level controls pertaining to the following issues:

•	Control environment – The control environment establishes the overall tone for the organization and is the foundation for all other components of internal control.

•

Risk assessment - Another component of internal control is risk assessment. For an entity to exercise effective control, it must establish objectives and understand the risks it faces in achieving those objectives.

•	Control activities – Control activities are the policies and procedures that help to ensure that management’s directives are implemented.

•

Information technology – The information and communication component includes the systems that support the identification, capture, and exchange of information in a form and time frame that enable personnel to carry out their responsibilities and financial reports to be generated accurately.

•	Monitoring – Monitoring is the continuous processes that management uses to assess the quality of internal control performance over time.

During the course of documentation and testing phases, testing is conducted on entity-level controls.

2.	Information technology general controls documentation and testing

The Company applies internal governance and control over its information technology (IT), including documentation and testing of IT related items and activities. The Company uses the applicable Treadway Commission framework for IT governance and control in order to manage and assess the risks associated with IT, and to ensure the integrity of information.

3.	Process/classes of transaction level control documentation and testing

This work includes documentation and evaluation of the controls, and an analysis of the effectiveness of the individual work processes.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Fourteen

For processes involving worldwide field operations such as receivables collection in various locations or IT procedures outside Israel, the same methodology is applied and the specific transaction level control documentation and testing are done by the same personnel who do control documentation and testing in Israel with the assistance of EWA.

The Company submits to the Staff that the procedures generally outlined above provide the Company with reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Tell us how you maintain your books and records and prepare your financial statements.

c.	If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

d.	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: The Company supplementally advises the Staff that substantially all of its operations are conducted outside of the United States. Nonetheless, the Company and its subsidiaries have always prepared their consolidated financial statements in accordance with U.S. GAAP and keep their books and records in accordance with U.S. GAAP. In cases where local GAAP reporting is required, for example, for local tax reporting obligations, the U.S. GAAP books and records are translated into local GAAP and not the other way around.

The Company’s financial personnel, who adopt and apply accounting policies, include the Chief Financial Officer, VP of Finance and the Corporate Controller and Assistant Corporate Controller. They have the appropriate educational background and experience for applying U.S. GAAP standards (see also response to Question 9e below).

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Fifteen

In order to ensure that the activities conducted and transactions consummated by the Company, are recorded in accordance with U.S. GAAP standards, the Company maintains procedures and internal controls, including those discussed below:

•

For unique, infrequent or complex transactions, the Corporate Controller examines the appropriate accounting treatment under U.S GAAP and reports to the Chief Financial Officer; the Chief Financial Officer then reviews and approves such accounting implementation. Furthermore, the Company consults with its independent auditors, where appropriate, to verify that the applied accounting treatment is appropriate under U.S. GAAP.

•	All the accounting reports of the Company’s subsidiaries are reviewed on a monthly basis by the Corporate Controller to ensure, among other things, that they are in accordance with U.S. GAAP.

•

In cases where there is an area with special complexity, the Company retains experts to assist with the implementation of the relevant U.S GAAP accounting (for example, pension accounting and equity-based compensation accounting).

The Company also ensures that its financial personnel are provided with proper training to prepare the Company’s consolidated financial statements in accordance with U.S. GAAP standards and to understand new accounting pronouncements. The Company’s financial personnel participate on a regular basis in professional conferences, which discuss changes in U.S. GAAP accounting policies. They also receive periodical professional reading materials and updates from the Company’s independent auditors.

Describe the background of the people involved in your financial reporting.

e.	We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•

about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Sixteen

Response: The Company supplementally advises the Staff that as part of the finance department, the Company employs three full-time employees who are primarily responsible for preparing and supervising the preparation of its financial statements and evaluating the effectiveness of its internal control over financial reporting. As discussed above, the Company also retains EWA to assist the Company in evaluating the effectiveness of its internal control over financial reporting. The Chief Financial Officer, VP of Finance who is also the Corporate Controller and Assistant Corporate Controller are the employees who are most involved in preparing the Company’s financial statements for SEC reporting. Below is the requested information about the Chief Financial Officer, Corporate Controller and Assistant Corporate Controller.

Chief Financial Officer: The Chief Financial Officer has the overall oversight and responsibility of preparing the financial statements and evaluating the effectiveness of the internal control over financial reporting. The Chief Financial Officer reviews and signs off the consolidated financial statements and is highly involved in areas he believes require focus. The Chief Financial Officer is a Certified Public Accountant (Israel) and holds an MBA with major in finance. Prior to joining the Company, he was a manager at Ernst & Young in a group auditing U.S. GAAP reporting companies. During the last 12 years, the Chief Financial Officer has worked with U.S. GAAP reporting companies either as an employee or as an auditor, preparing and auditing financial statements prepared in accordance with U.S. GAAP and evaluating, as the Chief Financial Officer, or assisting in a company’s evaluation, of its internal control over financial reporting.

VP of Finance and Corporate Controller: The Corporate Controller reviews all financial statements (both the parent company and its subsidiaries) and is responsible for preparing the consolidated financial statements. The Corporate Controller is a Certified Public Accountant (Israel) and holds an MBA with major in finance. Prior to joining the Company, he was the Corporate Controller for 6 years at another Nasdaq-listed company and was responsible for preparing such company’s U.S. GAAP-based financial statements. Prior to joining this Nasdaq-listed company, he was a senior auditor at KPMG in a group auditing U.S. GAAP reporting companies. During the last 14 years, the Corporate Controller has worked with U.S. GAAP reporting companies either as an employee or as an auditor, preparing and auditing financial statements prepared in accordance with U.S. GAAP.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Seventeen

Assistant Controller: The Assistant Controller assists the VP of Finance and Corporate Controller with the review of all financial statements (both the parent company and its subsidiaries) and is responsible for assisting the Corporate Controller in preparing the consolidated financial statements. The Assistant Controller is a Certified Public Accountant (Israel) and holds an MBA with major in finance. Prior to joining the Company, he was the Assistant Controller for 1 year with a Nasdaq-listed company and was responsible for preparing such company’s U.S. GAAP-based financial statements. Prior to joining this Nasdaq-listed company, he was a senior auditor at Ernst & Young in a group auditing U.S. GAAP reporting companies. During the last five years, the Assistant Corporate Controller has worked with U.S. GAAP reporting companies either as an employee or as an auditor, preparing and auditing financial statements prepared in accordance with U.S. GAAP.

Furthermore, the Chief Financial Officer, Corporate Controller and Assistant Corporate Controller participate, on an ongoing basis, in professional conferences in Israel and the U.S. and have participated in several conferences sponsored by the U.S. SEC Institute. The Israeli conferences are usually hosted and led by the “big four” accounting firms, the Israeli Chamber of Accountants or the Israeli Forum of Chief Financial Officers and deal with, among other things, U.S. GAAP reporting and standards.

The Chief Financial Officer, Corporate Controller and Assistant Corporate Controller are all full time employees of the Company with an employment agreement with the Company’s Israeli subsidiary.

f.	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: The Company supplementally advises the Staff that it does not retain another accounting firm or organization in connection with the preparation of its financial statements. The Company also advises the Staff that its management is responsible for establishing and

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Eighteen

maintaining adequate internal control over financial reporting. Nonetheless, as mentioned above, the Company retains EWA who assists the Company in its evaluation of internal control over financial reporting.

The legal name of EWA is Eyal Weitzman Audit & Control Ltd. and its address is Lumir building 22nd Maskit St, Herzelia, Israel. EWA has assisted the Company in assessing its internal control over financial reporting since 2004. EWA specializes in rendering internal auditing services, compliance with Sarbanes-Oxley Act of 2002, EDP auditing and organizational control. The combination of its skills in accounting, internal auditing and information systems enables EWA to evaluate a company’s internal controls over financial reporting within the organization, including the preparation of financial reports.

Eyal Weitzman, the principal of the firm, supervises the internal auditing work. Prior to establishing the firm, Mr. Weitzman was an internal audit and EDP audit partner at a large Israeli accounting firm for over 12 years where he served as an internal auditor for leading companies by assisting such companies in control risk analyses, information system auditing, and related information services. Prior to that, Mr. Weitzman was a computer project manager for over 10 years at a large industrial company responsible for system analysis, system development and various implementation activities. He has a master degree in law and a bachelors degree in business administration with a major in accounting and a minor in finance. Mr. Weitzman is a member of the Institute of Certified Public Accountants in Israel and the Israel Association of Information Systems Auditing.

In addition to Mr. Weitzman’s extensive experiences, the EWA team consists of employees with CPAs (Isr.) diploma, and CISA certification. These employees have many years of experience and knowledge and comprehensive knowledge about Sarbanes Oxley and matters relating to internal control over financial reporting.

EWA spent 750 hours in assisting the Company to evaluate its internal control over financial reporting for fiscal 2010. The aggregate fee paid to EWA for its services rendered was approximately $50,000.

g.	If you retain individuals who are not your employees and are not employed by an accounting firm Or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

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Securities and Exchange Commission

May 20, 2011

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•	how many hours they spent last year performing these services for you; and

•

the total amount of fees you paid to each individual in connection with the preparation of your financial statement” and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: The Company supplementally advises the Staff that it does not retain any individual to prepare its financial statements. Please refer to the response in Question 9f above for the entity the Company has engaged to assist it in evaluating its internal control over financial reporting. Other than the entity referenced in response to Question 9f above, the Company does not retain any individual to assist it in evaluating its internal control over financial reporting.

Tell us about your audit committee financial expert.

h.	We note that Patrick Tanguy is listed as an audit committee financial expert. Please describe the extent of Mr. Tanguy’s knowledge of U.S. GAAP and internal control over financial reporting.

Response: The Company respectfully submits to the Staff that Mr. Tanguy qualifies as an audit committee financial expert based on the five attributes set forth in Rule 407 of Regulation S-K, including knowledge of U.S. GAAP and internal control over financial reporting, as a result of his education, business experiences and oversight responsibilities in the performance of companies for which he is a director, each as further detailed below:

(i)	an understanding of GAAP and financial statements

Mr. Tanguy has extensive knowledge of U.S. GAAP and financial statements as a result of:

•	his education: ( MBA, HEC Paris)

•	his business experiences:

•	16 years of various CEO positions with direct and active supervision of principal financial officers and principal accounting officers.

•

Four years as a Managing Director of Wendel, one of the largest publicly traded investment companies in Europe with gross assets in excess of 10 billion Euros and direct investments in large publicly traded international industrial companies, including those in the U.S. As a Managing

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Securities and Exchange Commission

May 20, 2011

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Director, Mr. Tanguy has the responsibility of overseeing Wendel’s investments in certain U.S. companies. In overseeing these investments, Mr. Tanguy must review and analyze the financial statements of these U.S. companies which are presented in U.S. GAAP.

•

Seven years as a strategy consultant involved in significant M&A activities, thereby acquiring the necessary skills to evaluate a target company’s internal controls for diligence purposes and post-acquisition integration.

•	his experiences in the oversight of company performance:

•	Over nine years as an audit committee member of the Company.

•

Two years as an audit committee member of Legrand, a publicly traded company with 8 billion Euros market cap. Legrand has significant operations in the U.S. In reviewing and analyzing the financial statements of Legrand as an audit committee member and in order to understand the consolidation of Legrand’s financial statements, including those of its U.S. operations, Mr. Tanguy must understand U.S. GAAP and the U.S. GAAP –prepared financial statements of the U.S. operations.

•	Mr. Tanguy has been a board member and audit committee member of various private and publicly traded companies.

(ii)	the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves

As a board member and audit committee member of various private and publicly traded companies, Mr. Tanguy has to assess the correct application of accounting principles to assure his other directors, the shareholders and other stakeholders that the accounts do reflect fairly the stated financial performance. Since 2007, as a Managing Director of Wendel, those assessments have become a substantial portion of his job since he must oversee Wendel’s investments in various companies, many of whom operate in the U.S.

(iii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities

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Securities and Exchange Commission

May 20, 2011

Page Twenty-One

As previously noted, Mr. Tanguy was a CEO for 16 years with direct and active supervision of principal financial officers and principal accounting officers. As a CEO of several companies with revenues ranging from 70 to 300 million Euros, Mr. Tanguy had to actively supervise the preparation of those companies’ financial statements. Those companies had accounting issues comparable to the breadth and complexity of issues raised by the Company’s financial statements.

As a CEO and as an investment professional, Mr. Tanguy had and has on a regular basis the need to analyze and evaluate financial statements of high complexity in size of operations, geographical spread and financial structure.

(iv)	an understanding of internal controls and the procedures for financial reporting;

As a board member and audit committee member of various private and publicly traded companies, Mr. Tanguy has to assess that the appropriate internal controls are in place and that they are properly and independently performed and tested.

Moreover, as an investment professional, Mr. Tanguy, when evaluating prospective acquisitions, has to understand and evaluate the existing internal controls in place of a target company, propose eventual improvements and oversee their implementation if and when the acquisition is completed.

Finally, similar to the U.S., European companies are required pursuant to rules and regulations, as well as public scrutiny, to review and update their internal control over financial reporting to ensure that their financial statements are accurately presented. As a CEO and board member of various European companies, Mr. Tanguy therefore has acquired an extensive understanding of internal controls and the procedures for financial reporting.

(v)	an understanding of audit committee functions.

Patrick Tanguy, in addition to being an audit committee member of the Company since 2002, has served during the last 4 years as an audit committee member of other publicly traded and private companies, including Legrand. He has spent extensive time and efforts in fulfilling his duties as an audit committee member, including reviewing financial statements and internal controls of the companies, following up on audit matters and discussions with management.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Twenty-Two

Furthermore, the companies for which Mr. Tanguy is an audit committee member provide resources to enable him to keep updated on current rules and regulations and best practices associated with audit committee functions.

Item 10. Directors, Executive Officers and Corporate Governance, page 94

10.	Please tell us, and revise future filings to clarify, the nature of the settlement and final judgment mentioned on pages 6-7 of your definitive proxy statement. Also tell us, and revise future filings to disclose, the nature of the allegations underlying the settlement.

Response: The Company supplementally advises the Staff that the referenced settlement and final judgment relate to Yair Shamir’s settlement, in September 2008, with the Commission of a complaint filed by the Commission alleging among other things that certain independent directors of Mercury Interactive Corporation, including Mr. Shamir, recklessly approved backdated stock options of Mercury Interactive Corporation. Without admitting or denying the Commission’s allegations, in order to settle the matter, Mr. Shamir agreed to a permanent injunction against violating the securities laws, made a payment of $100,000 and retained his ability to serve as a director or officer of public companies. On January 26, 2009, the settlement received a final judgment by the District Court of Northern District of California.

Furthermore, the biography of Mr. Shamir will be revised in future filings, as appropriate, to clarify the nature of the settlement and final judgment.

Item 11. Executive Compensation, page 94

11.	Please tell us, and revise future filings to disclose for each director, the aggregate number of stock and option awards outstanding at your most recent fiscal-year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Response: The Company supplementally provides below the requested information about the aggregate number of option awards outstanding as of December 31, 2010 for each of its directors as of December 31, 2010. Other than Mr. Ayalon who owned 9,869 shares as of December 31, 2010, no other referenced director below owned any shares of the Company’s common stock as of December 31, 2010.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Twenty-Three

Name	Number of Shares of Common Stock Underlying Stock Options and Stock Appreciation Rights
Eliyahu Ayalon	614,166
Zvi Limon	326,666
Yair Seroussi	120,000
Yair Shamir	220,000
Louis Silver	222,651
Patrick Tanguy	142,651
Avigdor Willenz	60,000

Furthermore, the Staff’s comment is duly noted, and the Company will provide the required disclosure in the 10-K as well as other future fillings, as appropriate.

Item 13. Certain Relationships. . ., page 94

12.	We note the disclosure on pages 7-8 regarding transactions and relationships your board considered in assessing the independence of its members. Please tell us, and revise future filings to disclose, the nature of those transactions and relationships. See Regulation S-K Item 407(a)(3).

Response: The Company supplementally advises the Staff that in its disclosure on pages 7-8 as referenced above, the Company was making a general statement that in assessing the independence of the Company’s directors, the board reviews and considers, as applicable, the transactions and relationships between each director or his immediate family and the Company and its subsidiaries. As noted on page 38 of the Company’s definitive proxy statement, the only related party transaction (as defined by Regulation S-K) between the Company and its directors is the Company’s entry of an indemnification agreement with each of them. In light of the terms of the indemnification agreement and the prevalence of indemnification agreements among directors of public companies, the board does not believe that the Company’s entry of indemnification agreements with each of its directors negatively impacts the independence of its directors.

Furthermore, the Staff’s comment is duly noted, and the Company will provide disclosure about the nature of transactions and relationships between each director or his immediate family and the Company and its subsidiaries, as appropriate, in the 10-K as well as other future fillings, as appropriate, in accordance with Regulation S-K Item 407(a)(3).

13.	The second paragraph on page 38 of your definitive proxy statement implies that you engaged in transactions with related parties since the beginning of your last fiscal year. With a view toward disclosure in future filings, please tell us about those transactions. If that is not correct, please revise future filings to eliminate that implication.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Twenty-Four

Response: The Company supplementally advises the Staff that, as noted on page 38 of the Company’s definitive proxy statement, the only related party transaction (as defined by Regulation S-K) between the Company and its directors since the beginning of the Company’s last fiscal year is the Company’s entry of an indemnification agreement with each of its directors. Furthermore, the Staff’s comment is duly noted, and the Company will revise the disclosure in the 10-K as well as other future fillings, as appropriate, so the disclosure is not misleading.

Form 8-K dated April 28, 2011

14.	We note that you present a Consolidated Statements of Operations (Non-GAAP) for the three months ended March 31, 2011 and 2010. Please tell us how your presentation considers the guidance from the Division of Corporation Finance’s Compliance and Disclosure Interpretations (CDI) on Non-GAAP Financial Measures. Please refer to question 102.10.

Response: The Company respectfully submits that it considered the guidance from the Division of Corporation Finance’s Compliance and Disclosure Interpretations (CDI) on Non-GAAP Financial Measures in preparing its most recent earnings press release for the quarter ended March 31, 2011. The Company clearly noted in the body of the press release and the text of the Form 8-K attaching the press release that it was providing non-GAAP financial measures, what they were and why the Company believed the provision of such non-GAAP financial measures was useful information to its investors and analysts. The non-GAAP statement of operations was clearly marked as well. Finally, the Company provided a concise reconciliation of the non-GAAP measures in the press release. Nevertheless, in future filings, the Company expects to revise its non-GAAP disclosures to provide more streamlined disclosure of non-GAAP measures.

*****

In connection with the Company’s responses in this letter, it acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Brian Cascio

Securities and Exchange Commission

May 20, 2011

Page Twenty-Five

****

Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at 011-972-99529699 or Jaclyn Liu, counsel to the Company at 415-268-6722.

Very truly yours,

/s/ Dror Levy

Dror Levy

Chief Financial Officer

cc:	Bruce Mann, Esq., Morrison & Foerster LLP
Jaclyn Liu, Esq., Morrison & Foerster LLP